UNITES STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

MEZABAY INTERNATIONAL, INC.
(formerly, Cardtrend International Inc.)
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

593168 10 7
(CUSIP Number)

Ng King Kau, Shareholder
7, Persiaran Damansara Endah
Damansara Heights
50490 Kuala Lumpur, Malaysia
Tel: +6019 3277200
Fax: +603 79608381
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2008
(Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ng King Kau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia
7	SOLE VOTING POWER 153,801,792
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 153,801,792
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,801,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.78%
14	TYPE OF REPORTING PERSON IN

Item 1.    Security and Issuer.

This Statement relates to shares of common stock, $.001 par value (the “Common Stock”), of Mezabay International, Inc. (formerly Cardtrend International Inc.), a Nevada corporation (the “Issuer”). At present, there are 974,360,108 issued and outstanding shares of Common Stock, and a total of 1,500,000,000 authorized shares of Common Stock.

The Reporting Person is Ng King Kau, a citizen and resident of Malaysia (hereinafter, “KK Ng”), who was a director and the CEO of the Issuer during the period May 22, 2006 to September 23, 2009. The Reporting Person is the beneficial owner of 153,801,792 shares of Common Stock.

The Issuer’s principal executive offices are located at 800 5th Avenue, Suite 4100, Seattle, WA 98104.

Item 2.    Identity and Background.

                a. The name of the Reporting Person is Ng King Kau (“KK Ng”)

                b. The residential address of KK Ng is 7, Persiaran Damansara Endah, Damansara Heights, 50490 Kuala Lumpur, Malaysia.

                c. KK Ng’s principal business is acting as a private investor.  KK Ng was the CEO and a director of the Issuer during the period May 22, 2006 to September 23, 2009.

                d. During the past five years, KK Ng has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                        e. During the past five years, KK Ng has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Pursuant to a Share Exchange Agreement, dated May 19, 2006 (the “Share Exchange Agreement”), between and among KK Ng and several investors of Interpay International Group Ltd., a company incorporated in British Virgin Islands, and the Issuer, exchanged all of the share capital of Interpay International Group Ltd. for 3,500,000 shares of Series A Preferred Stock of the Issuer which were convertible to a total of 17,500,000 shares of Common Stock of the Issuer at a conversion rate of five shares of Common Stock for every share of Series A Preferred Stock after the effective increase of the authorized number of shares of the Common Stock of the Issuer from 50,000,000 to more than 200,000,000. The Share Exchange Agreement was attached as exhibit 99.1 to a Form 8-K filed with the Commission on June 1, 2006, and is incorporated by reference hereby. On December 7, 2006, the date of the closing of the Share Exchange Agreement, KK Ng was issued 635,568 shares of Series A Preferred Stock. On July 24, 2007, the authorized number of shares of the Common Stock of the Issuer was effectively increased to 250,000,000. On January 22, 2008, KK Ng exercised his right to convert 635,568 shares of Series A Preferred Stock held by him and was issued a total of 3,177,840 shares of Common Stock at $0.22714 per share, the average of the daily quoted market prices of the Issuer’s share of Common Stock of May 15, 2006 to May 23, 2006. On February 12, 2007, September 28, 2007, December 3, 2007 and February 7, 2008, KK Ng was issued 594,538, 943,261, 344,883 and 747,214 shares of Common Stock, respectively, arising from the settlement of salaries owed to KK Ng during the said period by the Issuer, totaling $181,903.51 and averaging $0.0692 per share.  KK Ng’s employment contract with the Company was attached as exhibit 99.2 to the Form 8-K filed with the Commission on June 1, 2006, and is incorporated by reference hereby.  On May 1, 2009, KK Ng was issued 24,643,933 shares of Common Stock arising from the conversion of a convertible loan note (“Convertible Promissory Note”) together with accrued interests, totaling $93,643.95 for $0.0038 per share, the average of daily market closing prices of March 30, 2009 to April 3, 2009. The Convertible Promissory Note was attached as exhibit 10.19 to the Form 10-K for the fiscal year ended December 31, 2008 filed with the Commission on April 15, 2009 and is incorporated by reference hereby. On September 15, 2009 and September 25, 2009, KK Ng was issued 53,239,256 and 25,382,776 shares of Common Stock in settlement of salaries owed to KK Ng by the Issuer totaling $186,401.97 and averaging $0.0024 per share. On September 11, 2009, KK Ng was issued 6,761,905 shares of Common Stock in settlement of loans (without interest) advanced by KK Ng to the Issuer amounting to $14,200 and averaging $0.0021 per share. On September 25 2009, KK Ng was issued 37,966,186 shares of Common Stock in settlement of salaries and compensation for early termination of employment pursuant to the Employment Termination Agreement of KK Ng dated September 23, 2009 (the “Employment Termination Agreement”) owed to KK Ng by the Issuer totaling $303,729.49 and averaging $0.008 per share. The Employment Termination Agreement was attached as exhibit 10.1 to a Form 8-K filed with the Commission on September 28, 2009 and is incorporated by reference hereby. With the last transaction that occurred on September 25, 2009, KK Ng has, during the period cumulatively acquired a total of 153,801,792 shares of Common Stock or 15.78 % of the total 974,360,108 issued and outstanding shares of Common Stock of the Issuer.

Item 4.    Purpose of Transaction.

As described above, the Reporting Person’s acquisitions of the securities were made pursuant to the settlement of his salaries, compensation for early termination of his employment contract, the conversion of the Convertible Promissory Note (together with accrued interests) and the settlement of interest free loans advanced by him to the Issuer.

KK Ng intends to review its investment in the Issuer on a continuing basis. In this regard, KK Ng may purchase additional shares of Common Stock, or may sell all or a portion of the shares of Common Stock held by him, in any case, in market transactions, in private transactions or otherwise. KK Ng may also pledge, encumber or otherwise transfer or engage in other transactions with respect to all or a portion of such shares of Common Stock. KK Ng’s actions with respect to its investment in the Issuer will depend on such factors as the Reporting Person deems relevant at the time, including among other things, KK Ng’s evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other opportunities available to KK Ng, prospects for KK Ng’s own income, general economic conditions, including stock market conditions and other future developments.

        KK Ng reserves the right to change his purpose in respect of the shares of Common Stock and take such actions as he deems appropriate in light of the circumstances existing at the time, including without limitation, the matters set forth above.

Except as set forth in this Item 4, KK Ng has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

        a.      At present, KK Ng beneficially owns 153,801,792 shares of Common Stock. KK Ng disclaims any membership in a group within the meaning of Section 13(d)(3) of the Act.

        b.      The following table indicates the number of shares as to which KK Ng has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Ng King Kau	153,801,792	15.78%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Ng King Kau	-0-	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Ng King Kau	153,801,792	15.78%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Ng King Kau	-0-	0%

The information set forth herein is based upon information set forth in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2009 filed with the Commission by the Issuer on August 19, 2009, the Form 8-K filed with the Commission by the Issuer on September 28, 2009 and the Shareholder Report as at September 30, 2009 prepared by Pacific Stock Transfer Agent Company, the Issuer’s transfer agent. As of September 30, 2009, the Issuer had 974,360,108 shares of Common Stock issued and outstanding and 10,000,000 shares of Series D Preferred Stock issued and outstanding, of which, 5,000,000 shares of such Preferred Stock are being converted to 500,000,000 shares of Common Stock at the time of the filing of this Form 13-D, and 5,000,000 shares of such Preferred Stock will be converted to 500,000,000 shares of Common Stock when the authorized number of shares of the Common Stock of the Issuer has been effectively increased from currently 1,500,000,000 to a minimum of 3,000,000,000 as disclosed in a Form 8-K filed with the Commission by the Issuer on September 28, 2009.

        Except as described in this Schedule 13D, KK Ng has not effectuated any other transactions involving the securities of the Issuer in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between KK Ng, and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
1	Share Exchange Agreement (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 1, 2006)
2	Employment Contract of KK Ng (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 8K filed with the Securities and Exchange Commission on June 1, 2006)
3
Convertible Promissory Note (incorporated by reference to Exhibit 10.19 to the Issuer’s Form 10-K for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission on April 15, 2009)

4	Employment Termination Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on September 28, 2009)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NG KING KAU

By: NG KING KAU
Name: Ng King Kau

Date:   October 15, 2009